March 18, 2005

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
Division of Corporate Finance
Securities and Exchange Commission

Mail Stop 0409
Washington, DC 20549

Re:      RCG Companies Incorporated
         Form 10-K for the year ended June 30, 2004
         Form 10-K/A for the year ended June 30, 2004
         Form 10-Q for the quarter ended September 30, 2004
         File no. 001-8662

Dear Ms. Van Doorn:

We have addressed below each of the staff's comments in your letter of March 10, 2005 (the "Comment Letter").

Form 10-K for the year ended June 30, 2004
Form 10-K/A for the year ended June 30, 2004

Liquidity and Capital Resources, page 18

1. In response to our prior comments 12 and 13, you indicate that you considered the discounted value of the services contract obligation with MyTravel Canada of $3.8 million to be part of the purchase consideration. Clarify to us the basis for your conclusion under SFAS 141 and why this contract is not being accounted for as an executory contract. In addition, you indicate that you concluded that the value of the "direct services" provided under the contract had a fair value of $700,000. What is the value of the service arrangement and relationship in total and if that value differs from the $3.8 million, why did the company agree to those terms and why is the difference recorded as goodwill?

      RESPONSE: The acquisition allowed our Company to quickly vertically integrate its travel segments and own the new entities rather than just providing air charter service to them. What was very attractive with this acquisition was the seller's willingness to 100% finance the deal. Early in the negotiations we offered $12 million in the form of a zero percent interest promissory note. The seller, however countered with a different structure, splitting the note into two separate instruments, a promissory note and a service agreement, to which RCG ultimately agreed. In connection with our review of the purchase price allocation, as required under SFAS 141, we reviewed the services agreement and found it contained a provision that if the agreement was terminated by either party, the services provided in the agreement would cease, however the obligation to pay the fees and costs would survive and we would continue to pay the fees and costs in the same manner as if the services had not ceased. Understanding this provision we believed the non-cancelable agreement to be very similar to the characteristic of a promissory note.

      As required by SFAS 141, after we had determined the purchase price, we had to allocate it to the various assets purchased, both tangible and intangible. One of the intangibles was the above service agreement. Since we were already in the charter travel business, we had knowledge in and relationships with the hotels which the seller would be acting as our representative. The value we attributed to this agreement was basically the labor and overhead of the personnel necessary to carry on and conduct the services, which were valued at $700,000 and is being amortized over the life of the agreement.

      After allocating the purchase price to all assets, both tangible and intangible, we allocated the excess as required by SFAS 141 to goodwill.

Auditor's Report, page 22

2. Please confirm to the staff your intention to amend your Form 10-K filing for June 30, 2004 to include the report of the accountants that the principal accountants were relying upon.

      RESPONSE: We confirm that we will amend our Form 10-K filing for June 30, 2004 to include the report of the accountants that the principal accountants were relying upon.

We believe the Company has addressed all comments of the staff. Please contact the under signed at (701) 366-5054 if you have questions or further comments.

Very truly yours,

/s/  Marc E. Bercoon

cc:  Joel Mayersohn
     Mark Nelson
     Michael Pruitt